SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Amendment No. 4

MFS High Income Municipal Trust

(Name of Subject Company (Issuer))

MFS High Income Municipal Trust

(Name of Filing Person (Issuer))

Municipal Auction Rate Cumulative Preferred Shares, Series T and Series W, Without Par

(Title of Class of Securities)

59318D203

59318D302

(CUSIP Number of Class of Securities)

Susan S. Newton

Massachusetts Financial Services Company

500 Boylston Street

Boston, MA 02116

Telephone: (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$92,625,000 (a)	$10,614.83 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 3,900 shares in the offer, based upon a price of 95% of the liquidation preference of $25,000 per share (or $23,750 per share).

(b) Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,614.83	Filing Party:	MFS High Income Municipal Trust

Form or Registration No.:	Schedule TO	Date Filed:	August 9, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by MFS High Income Municipal Trust, a Massachusetts business trust (the “Trust”) on August 9, 2012, as amended by Amendment No.1 filed on August 23, 2012, Amendment No. 2 filed on August 31, 2012, and Amendment No. 3 filed on September 7, 2012, relating to the Trust’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, without par value and a liquidation preference of $25,000 per share, designated Municipal Auction Rate Cumulative Preferred Shares, Series T and Series W (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Trust’s Offer to Purchase dated August 9, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Filed herewith as Exhibit (a)(5)(vi) and incorporated by reference is a copy of the press release issued by the Fund dated September 12, 2012, announcing the results of its Offer.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document

(a)(5)(vi)	Press release issued by the Fund dated September 12, 2012.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS High Income Municipal Trust

By:	/S/ SUSAN S. NEWTON
Name:	Susan S. Newton
Title:	Assistant Secretary and Assistant Clerk

Dated as of: September 12, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(vi)	Press release issued by the Fund dated September 12, 2012.